MDS Inc. 2700 Matheson Blvd. East Suite 300, West Tower Mississauga, Ontario L4W 4V9 Canada www.mdsinc.com	Tel: 416-675-7661

April 18, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

File No. 001-15016

Dear Mr. Rosenberg:

MDS Inc. (“the Company”) acknowledges the receipt of your comment letter dated April 3, 2007 regarding the Form 40-F for fiscal year ended October 31, 2006 filed on January 26, 2007.

MDS Inc.’s Response

Use of non-GAAP Measures

The Management Discussion and Analysis (“MD&A”) has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators (“CSA”), taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission (“SEC”). Under Canadian regulatory reporting rules, the use of non-GAAP measures in the MD&A is covered by CSA Staff Notice 52-306 - Non-GAAP Financial Measures. In this Staff Notice, the CSA expressly permits the use of non-GAAP measure in the MD&A.

Per CSA Staff Notice 52-306, issuers should:
▪
state explicitly that the non-GAAP financial measure does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers;

▪	present with equal or greater prominence than the non-GAAP financial measure the most directly comparable measure calculated in accordance with GAAP;
▪	explain why the non-GAAP financial measure provides useful information to investors and how management uses the non-GAAP financial measure;
▪
provide a clear quantitative reconciliation from the non-GAAP financial measure to the most directly comparable measure calculated in accordance with GAAP, referencing to the reconciliation when the non-GAAP financial measure first appears in the disclosure document; and

▪	explain any changes in the composition of the non-GAAP financial measure when compared to previously disclosed measures.

The Company includes near the beginning of the MD&A, under the caption “Use of non-GAAP measures”, description of the non-GAAP measures used in the MD&A, indication of why the Company has decided to use non-GAAP measures in the MD&A, and cautionary language indicating that non-GAAP measures have no common definitions and therefore may not be comparable to similar items reported by other companies.

To provide readers with a clear understanding of the Company’s financial performance, we use a combination of reconciliation tables and detailed narratives.

The Company provides the equivalent GAAP measure in all instances where a non-GAAP measure providing comparable information is used. The Company provides detailed reconciliations, in a tabular format, to highlight the adjusting items between GAAP and non-GAAP measures. In all cases, the starting point of such reconciliations is a GAAP measure.

In addition to the reconciliation tables, the Company provides commentary and detailed segment income statements to provide readers with additional insight into operating performance. As a result, much of the narrative discussion focuses on adjusting items that serve to explain the significant variances from year-to-year. In addition, our narrative disclosures provide discussion of other operational fluctuations that are not specifically adjusting items. In instances where our disclosures focus on non-GAAP measures, including adjusted EBITDA, adjusted EBITDA margin and adjusted EPS, the purpose of this discussion is to focus readers on understanding items that impact earnings that are subject to fluctuation for reasons not related to underlying operations, or, in some instances are either non-recurring or occur on an infrequent and unpredictable manner. These items also explain variances in the associated GAAP measure and can be easily identified from the reconciliation tables mentioned previously.

We note in addition, that the Company is not subject to Item 10(e) of Regulation S-K (See: Question No. 32 - Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, June 13, 2003). However, in future annual reports on Form 40-F, we expect to continue to take into consideration other relevant guidance, such as Item 10 of Regulation S-K, and will include in the disclosure, specific descriptions, such as those in the above paragraph, as to why we think that inclusion of a discussion of the non-GAAP measures is relevant to investors and other users. We will also further expand our discussion on GAAP measures.

Contractual Obligations

Guidelines for Management’s Discussion and Analysis issued by the Ontario Securities Commission is found in National Instrument 51-102F1 - Management’s Discussion and Analysis (“NI 51-102F1”). NI 51-102F1 does not specify that scheduled interest payments on long-term debt are to be included as part of the contractual obligations. For consistency purposes and to avoid confusion for readers, the table included in the Form 40-F is the same one presented in the MD&A that was filed for Canadian regulatory purposes. It is the practice of some Canadian companies to not include scheduled interest payments on long-term debt as part of contractual obligations in the MD&A. In the interest of providing more complete transparency, MDS will include scheduled interest payments, where quantifiable, or other clarifying commentary, on long-term debt as part of our contractual obligations disclosure in all future MD&A reports. In response to your letter, a revised table including the scheduled interest payments on long-term debt is included in Appendix A.

Critical Accounting Policies and Estimates - Revenue Recognition

EIC-141 - Revenue Recognition, issued by the Canadian Institute of Chartered Accountants, deals with the same revenue recognition issues set forth in Staff Accounting Bulletin No. 104. In Staff Accounting Bulletin No. 104, Topic 13:A.3.b, Question 1 addresses whether circumstances exist in which formal customer sign-off (that a contractual customer acceptance provision is met) is unnecessary to meet the requirements to recognize revenue. The interpretive response is that customer sign-off is not always necessary to recognize revenue provided the seller objectively demonstrates that the criteria specified in the acceptance provisions are satisfied, and given that all other revenue recognition criteria have been met.

The discussion in the MD&A refers to cobalt sterilization equipment (i.e. production irradiators) that are designed, constructed, tested and installed at the customer’s specified location. The core technology, design and functionality of a production irradiator are standard. When a unit is shipped to a customer, the Company records revenue for the unit sold as the Company’s obligation has been substantially completed. Based on Staff Accounting Bulletin No. 104, Topic 13:A.3.b, Question 1(c), recognizing revenue at the time of shipment is acceptable, as there is no uncertainty of meeting the acceptance provisions based on seller-specified objective criteria and all other revenue recognition criteria have been met. Based on the history of similar transactions, there have been no instances of non-customer acceptance, as the Company has continually demonstrated that the delivered product meets the Company’s published specifications. After installation, the customer signs an acceptance certificate, which then triggers the final portion of revenue to be recognized. By signing the acceptance certificate, the customer acknowledges the receipt and accepts the commissioned equipment supplied and installed by the Company. Despite having met the criteria for full recognition of revenue, the Company holds back a nominal amount subject to final customer approval.

Typically, two to four of these units are sold each year with a sales value of approximately $1 - $5 million per unit. In the three most recent fiscal years, total annual revenues attributed to the sale of production irradiators ranged from $2 - $18 million. This has represented less than 2% of total MDS revenues for these periods.

The Company will revisit and clarify the disclosure of our revenue recognition accounting policy in the Company’s 2007 annual MD&A, or alternatively consider deleting this particular disclosure given the de minimis amount of revenue subject to this process.

If you have any questions regarding our response, please do not hesitate to contact us.

Sincerely,

MDS Inc.

/s/ Douglas S. Prince

Douglas S. Prince
Executive Vice-President Finance and Chief Financial Officer
MDS Inc.

APPENDIX A

Contractual obligations
Original Table

	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$22	$104	$21	$31	$18	$246
Operating leases	18	17	14	13	11	19
Other contractual obligations	50	38	38	29	37	125
	$90	$159	$73	$73	$66	$390

Revised Table

	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$41	$121	$35	$44	$30	$264
Operating leases	18	17	14	13	11	19
Other contractual obligations	50	38	38	29	37	125
	$109	$176	$87	$86	$78	$408